UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ASSET ACCEPTANCE CAPITAL CORP.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

04543P100

(CUSIP Number)

March 23, 2009

(Date of Event Which Requires Filings of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04543P100
1.	Names of Reporting Persons: Nathaniel F. Bradley IV
2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 1,268,228
	6.	Shared Voting Power: 2,514,260
	7.	Sole Dispositive Power: 1,268,228
	8.	Shared Dispositive Power: 2,514,260
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,782,488
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented by Amount in Row (9): 12.4%
12.	Type of Reporting Person: IN

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CUSIP No. 04543P100
1.	Names of Reporting Persons: Lisa R. Bradley
2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 1,396,920
	6.	Shared Voting Power: 1,117,340
	7.	Sole Dispositive Power: 1,396,920
	8.	Shared Dispositive Power: 1,117,340
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,514,260
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented by Amount in Row (9): 8.2%
12.	Type of Reporting Person: IN

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Item 1.

(a)	Name of Issuer:

Asset Acceptance Capital Corp.

(b)	Address of Issuer’s Principal Executive Offices:

28405 Van Dyke Avenue

Warren, Michigan 48093

Item 2.

(a)	Name of Person Filing:

Nathaniel F. Bradley IV

Lisa R. Bradley

(b)	Address of Principal Business Office or, if none, Residence:

28405 Van Dyke Avenue

Warren, Michigan 48093

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common Stock, $0.01 par value per share

(e)	CUSIP Number:

04543P100

Item 3.	If this Statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

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(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

(a)	Amount beneficially owned:

Nathaniel F. Bradley IV is the beneficial owner of 3,782,488 shares of common stock of the issuer. Of the 3,782,488 shares of common stock: (i) 1,225,399 shares of common stock of the issuer are held by the Nathaniel F. Bradley IV Revocable Living Trust, of which Mr. Bradley is the sole trustee; (ii) 41,162 shares of common stock of the issuer are subject to options that are presently exercisable and which Mr. Bradley has the right to acquire; (iii) 1,667 shares of common stock of the issuer are subject to restricted stock units that vest upon Mr. Bradley’s discontinuation of service as a director; (iv) 558,670 shares of common stock of the issuer are held by the Nathaniel F. Bradley V Trust, of which Mr. Bradley and Ms. Bradley are co-trustees; (v) 558,670 shares of common stock of the issuer are held by the Quinn S. Bradley Trust, of which Mr. Bradley and Lisa R. Bradley are co-trustees; (vi) 1,225,400 shares of common stock of the issuer are held by the Lisa R. Bradley Revocable Living Trust of which Lisa R. Bradley, the spouse of Mr. Bradley, is sole trustee; and (vii) 171,520 shares are held by the Bradley Trust, of which Ms. Bradley is sole trustee.

Lisa R. Bradley, the spouse of Mr. Bradley, is the beneficial owner of 2,514,260 shares of common stock of the issuer. Of the 2,514,260 shares of common stock: (i) 1,225,400 shares of common stock of the issuer are held by the Lisa R. Bradley Revocable Living Trust of which Ms. Bradley is sole trustee; (ii) 171,520 shares are held by the Bradley Trust, of which Ms. Bradley is sole trustee; (iii) 558,670 shares of common stock of the issuer are held by the Nathaniel F. Bradley V Trust, of which Ms. Bradley and Mr. Bradley are co-trustees; and (iv) 558,670 shares of common stock of the issuer are held by the Quinn S. Bradley Trust, of which Ms. Bradley and Mr. Bradley are co-trustees. The 1,225,400 shares of common stock of the issuer held by the Lisa R. Bradley Revocable Living Trust were transferred by gift from the Nathaniel F. Bradley IV Revocable Living Trust on March 23, 2009.

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(b)	Percent of class:

Nathaniel F. Bradley IV: 12.4%

Lisa R. Bradley: 8.2%.

For purposes of these percentages, the reporting person has used 30,590,588 shares as the number of outstanding shares of common stock of the issuer as reported in the issuer’s Form 10-Q for the quarter ended September 30, 2009.

(c)	Number of shares as to which the person has:

Sole power to vote or to direct the vote:

Nathaniel F. Bradley IV: 1,268,228.

Lisa R. Bradley: 1,396,920.

Shared power to vote or to direct the vote:

Nathaniel F. Bradley IV: 2,514,260.

Lisa R. Bradley: 1,117,340.

Sole power to dispose or to direct the disposition of:

Nathaniel F. Bradley IV: 1,268,228.

Lisa R. Bradley: 1,396,920.

Shared power to dispose or to direct the disposition of:

Nathaniel F. Bradley IV: 2,514,260.

Lisa R. Bradley: 1,117,340.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

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Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2010	By:	/s/ Nathaniel F. Bradley IV
Nathaniel F. Bradley IV

February 16, 2010	By:	/s/ Lisa R. Bradley
Lisa R. Bradley

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EXHIBIT A

JOINT FILING AGREEMENT

This Joint Filing Agreement (this “Agreement”) hereby confirms the agreement by and between the undersigned that the Schedule 13G to which this Agreement is attached as Exhibit A with respect to the beneficial ownership of the undersigned of the shares of common stock of Asset Acceptance Capital Corp. is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

February 16, 2010	By:	/s/ Nathaniel F. Bradley IV
Nathaniel F. Bradley IV

February 16, 2010	By:	/s/ Lisa R. Bradley
Lisa R. Bradley

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